Autonomix Medical, Inc.

21 Waterway Avenue, Suite 300

The Woodlands, Texas 77380

March 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Juan Grana

Re:	Autonomix Medical, Inc. Registration Statement on Form S-3 Filed February 28, 2025 Registration No. 333-285464

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Autonomix Medical, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on March 11, 2025, or as soon thereafter as possible on such date.

Please direct any questions or comments concerning this request to Cavas Pavri of Arent Fox LLP at (202) 724-6847. Also, please notify Mr. Pavri when this request for acceleration has been granted.

Very truly yours,

Autonomix Medical, Inc.

By:	/s/ Trent Smith
Name: Trent Smith
Title: Chief Financial Officer